  Exhibit 99.1

Empower Clinics Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended
June 30, 2021 and 2020

(Expressed in United States dollars - Unaudited)

Notice of Disclosure of Non-auditor Review of the Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2021 and 2020.

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Empower Clinics Inc. (“the Company” or “Empower”) for the interim period ended June 30, 2021 and 2020, have been prepared in accordance with the International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board and are the responsibility of the Company’s management.

The Company’s independent auditors, MNP LLP, have not performed a review of these condensed interim consolidated financial statements.

August 30, 2021

EMPOWER CLINICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in United States dollars) - Unaudited

	Notes	June 30, 2021	December 31, 2020
		$	$
ASSETS
Current
Cash		5,191,944	4,889,824
Accounts receivable	7	392,012	264,866
Prepaid expenses		112,017	81,748
Inventory		14,380	17,681
Assets classified as held for sale	6	115,021	-
Total current assets		5,825,374	5,254,119

Property and equipment	8	2,589,100	1,590,047
Intangible assets	9	274,962	303,907
Goodwill	4,5	2,082,146	2,082,146

Total assets		10,771,582	9,230,219

LIABILITIES
Current
Accounts payable and accrued liabilities	10,19	3,461,775	3,442,725
Current portion of loans payable	11	122,669	992,070
Current portion of notes payable	12	166,802	708,361
Convertible notes payable	15	207,999	200,530
Current portion of lease liability	13	168,118	241,138
Current portion of warrant liability	14	1,737,026	1,416,113
Liabilities classified as held for sale	6	115,100	-
Total current liabilities		5,979,489	7,000,937

Loans payable	11	1,183,068	1,140,157
Lease liability	13	762,398	255,248
Deferred revenue		-	26,694
Warrant liability	14	4,189,399	6,297,584
Total liabilities		12,114,354	14,720,620

SHAREHOLDERS’ DEFICIENCY
Issued capital	16(b)	52,467,100	22,969,566
Share subscriptions receivable	16(b)	(745,531)	(745,531)
Shares to be issued		60,287	60,287
Contributed surplus		2,746,790	2,223,269
Warrant reserve		-	80,638
Accumulated other comprehensive income		88	-
Deficit		(55,871,506)	(30,078,630)
Total shareholders’ deficiency		(1,342,772)	(5,490,401)

Total liabilities and shareholders’ deficiency		10,771,582	9,230,219

Nature of operations and going concern (note 1)
Commitments (note 22)
Events after the reporting period (note 23)

Approved and authorized by the Board of Directors on August 30, 2021:

“Steven McAuley”	Director	“Yoshi Tyler”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EMPOWER CLINICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(in United States dollars, except number of shares outstanding) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Notes	2021	2020	2021	2020
		$	$	$	$

Revenues		861,826	85,775	2,820,628	136,730

Direct expenses excluding depreciation and amortization		831,594	21,557	1,573,961	67,698

Net revenues		30,232	64,218	1,246,667	69,032

Operating expenses	17	727,747	340,048	1,626,952	548,764
Legal and professional fees		373,298	82,983	1,238,318	222,196
Depreciation and amortization expense	8,9	133,556	19,251	254,226	59,053
Share-based payments	16(c),20	169,572	2,548	605,558	29,854
Loss from operations		(1,373,941)	(380,612)	(2,478,387)	(790,835)

Other expenses (income)
Accretion expense	11,12	8,833	61,045	10,610	345,096
Interest expense	6,11-13,15	17,375	37,019	46,250	92,619
Interest income		-	(1,870)	-	(3,705)
Gain on debt settlement of accounts payable	16(b)	-	(5,038)	-	(23,299)
Gain on termination of leases	13	(1,152)	-	(1,152)	-
Loss (gain) on change in fair value of warrant liability	14	(950,352)	(2,685)	22,842,813	(39,932)
Gain on change in fair value of conversion feature	14	-	-	-	(2,795)
Other (income) expense, net		(36,436)	32,336	(36,436)	(65,347)
		(961,732)	120,807	22,862,085	302,637

Net loss from continuing operations		(412,209)	(501,419)	(25,340,472)	(1,093,472)

Net (loss) income from discontinued operations	6	(167,111)	105,346	(452,404)	173,191
Net loss for the period		(579,320)	(396,073)	(25,792,876)	(920,281)

Other comprehensive income
Foreign currency translation adjustment		36	-	88	-
Comprehensive loss for the period		(579,284)	(396,073)	(25,792,788)	(920,281)

Loss per share
Basic		(0.00)	(0.00)	(0.09)	(0.01)
Diluted		(0.00)	(0.00)	(0.09)	(0.01)

Weighted average number of shares outstanding
Basic		333,402,526	176,325,875	271,778,062	117,289,366
Diluted		333,402,526	176,325,875	271,778,062	117,289,366

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EMPOWER CLINICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in United States dollars) - Unaudited

		Six months ended June 30,
	Notes	2021	2020
		$	$
Operating activities
Net loss from continuing operations		(25,340,472)	(1,093,472)
Items not involving cash:
Depreciation and amortization expense	8,9	254,226	59,053
Share-based payments	16(c),20	605,558	29,854
Accretion expense	11,12	10,610	345,096
Interest expense	6,11-13,15	46,250	92,619
Gain on termination of leases	8,13	(1,152)	-
Gain on settlement of accounts payable		-	(23,299)
Loss (gain) on change in fair value of warrant liability	14	22,842,813	(39,932)
Gain on change in fair value of conversion feature		-	(2,795)
Shares issued for compensation	16(b),20	-	95,874
Shares issued for services	16(b)	-	105,327
Foreign exchange		42,021	(69,966)
		(1,540,146)	(501,641)
Changes in working capital:
Accounts receivable		(139,146)	(3,158)
Prepaid expenses		(32,614)	12,507
Inventory		3,301	(40,818)
Accounts payable and accrued liabilities		124,115	226,863
Deferred revenue		(26,694)	25,000
Net cash used in operating activities		(1,611,184)	(281,247)
Net cash (used in) provided by operating activities of discontinued operations	6	(372,217)	283,894

Investing activities
Purchase of property and equipment	8	(745,913)	-
Net cash used in investing activities		(745,913)	-

Financing activities
Proceeds from issue of shares	16(b)	-	219,299
Proceeds from stock options exercised	16(c)	205,559	-
Proceeds from warrants exercised	14,16(b)	4,315,587	-
Proceeds from agent warrant exercised	16(b)	117,857	-
Share issue costs	16(b)	-	(1,714)
Advance of loans payable	11	-	29,615
Repayment of loans payable	11	(910,604)	-
Repayment of notes payable	12	(553,324)	-
Lease payments	13	(143,641)	(123,065)
Net cash provided by financing activities		3,031,434	124,135

Increase in cash		302,120	126,782
Cash, beginning of period		4,889,824	179,153
Cash, end of period		5,191,944	305,935

Supplemental disclosure with respect to cash flows (note 18)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

EMPOWER CLINICS INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended June 30, 2021 and 2020
(in United States dollars, except share numbers) - Unaudited

	Note	Number	Issued capital	Share subscriptions receivable	Shares to be issued	Contributed surplus	Warrant reserves	Accumulated other comprehensive loss	Deficit	Total
		#	$	$	$	$	$	$	$	$
Balance, December 31, 2019		137,697,430	7,827,310	-	22,050	1,501,361	146,685	-	(13,012,319)	(3,514,913)
Shares issued to former CEO	15(b)	651,875	15,239	-	(15,239)	-	-	-	-	-
Shares issued for cash, net	15(b)	16,325,000	210,233	-	-	-	1,082	-	-	211,315
Shares issued to settle accounts payable	15(b)	5,841,586	200,493	-	-	-	-	-	-	200,493
Vesting of escrow shares	15(b)	-	95,874	-	-	-	-	-	-	95,874
Shares issued for services	15(c)	4,000,000	105,327	-	-	-	-	-	-	105,327
Shares issued for conversion of debentures	15(b)	11,659,984	600,322	-	-	-	-	-	-	600,322
Obligation to issue shares		150,000	6,811	-	(6,811)	-	-	-	-	-
Reclassification of expired warrants		-	-	-	-	80,280	(80,280)	-	-	-
Share based payments		-	-	-	-	29,854		-	-	29,854
Net loss and comprehensive loss		-	-	-	-	-	-	-	(920,281)	(920,281)
Balance, June 30, 2020		176,325,875	9,061,609	-	-	1,611,495	67,487	-	(13,932,600)	(3,192,009)
Shares issued on private placement, net		38,984,465	710,905	-	-	-	48,700	-	-	759,605
Shares issued on debt settlement	15(b)	-	39,688	-	-	-	-	-	-	39,688
Vesting of escrow shares	15(b)	-	97,151	-	-	-	-	-	-	97,151
Shares issued for services	15(b)	5,500,000	382,027	-	60,287	-	-	-	-	442,314
Shares issued on conversion of debentures	15(b)	-	-	-	-	-	-	-	-	-
Obligation to issue shares	15(b)	-	-	-		-		-	-	-
Exercise of Options	15(b)	7,583,333	840,499	(745,531)	-	(36,306)		-	-	58,662
Exercise of Warrants	15(b)	50,290,026	10,689,762	-	-	-	(35,549)	-	-	10,654,213
Lawrence Park & Atkinson acquisition	15(b)	5,128,204	1,147,925	-	-	344,110	-	-	-	1,492,035
Kai Medical acquisition	15(b)	-	-	-	-	10,025	-	-	-	10,025
Reclassification of expired warrants	15(b)	-	-	-	-			-	-	-
Share based payments	15(c)	-	-	-	-	293,945	-	-	-	293,945
Net loss and comprehensive loss		-	-	-	-	-	-	-	(16,146,030)	(16,146,030)
Balance, December 31, 2020		283,811,903	22,969,566	(745,531)	60,287	2,223,269	80,638	-	(30,078,630)	(5,490,401)
Shares issued for services	16(b)	1,220,410	65,772	-	-	-	-	-	-	65,772
Exercise of Options	16(b)	3,464,666	297,396	-	-	(91,837)	-	-	-	205,559
Exercise of Warrants	16(b)	42,725,547	29,062,433	-	-	-	-	-	-	29,062,433
Exercise of agent share purchase warrants	16(b)	420,000	71,933	-	-	-	(23,587)	-	-	48,346
Exercise of agent compensation warrants	16(b)	1,760,000	-	-	-	-	(47,251)	-	-	(47,251)
Share based payments	16(c)	-	-	-	-	605,558	-	-	-	605,558
Reclassification of expired warrants	16(d)	-	-	-	-	9,800	(9,800)	-	-	-
Foreign translation adjustment		-	-	-	-	-	-	88	-	88
Comprehensive loss		-	-	-	-	-	-	-	(25,792,876)	(25,792,876)
Balance, June 30, 2021		333,402,526	52,467,100	(745,531)	60,287	2,746,790	-	88	(55,871,506)	(1,342,772)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

1.   NATURE OF OPERATIONS AND GOING CONCERN

Empower Clinics Inc. (“Empower” or the “Company”) was incorporated under the laws of the Province of British Columbia on April 28, 2015. The Company is a leading owner and operator of medical cannabis clinics, developer of medical products, and provides laboratory testing services in the US, focused on enabling individuals to improve and protect their health.

The registered office of the Company is located at Suite 918 - 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s U.S. headquarters are at 105 SE 18th Avenue, Portland, Oregon.

COVID-19

On March 11, 2020, the World Health Organization declared the coronavirus disease ("COVID-19") a global pandemic. During the remainder of March 2020 and through to December 31, 2020, the COVID-19 pandemic has negatively impacted global economic and financial markets. Most industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it.

As a direct result of the COVID-19 pandemic, the Company realized significant increases in patient visits and testing, which resulted in increased revenues and operating expenses. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, as well as quarantine, self-isolation, and other emergency measures imposed by various governments. Additional government or regulatory actions or inactions around the world including in jurisdictions where the Company operates may also have potentially significant economic and social impacts. If the Company’s business operations are disrupted or suspended as a result of these or other measures, it may have a material adverse effect on the Company’s business, results of operations and financial performance. Factors that may be impacted, among other things, are the Company’s operating plan, supply chain and workforce. The Company continues to monitor the situation closely, including any potential impact on its operations. The extent to which COVID-19 may impact the Company’s business and operations will depend on future developments that are highly uncertain and cannot be accurately estimated, at this time, including new information which may emerge concerning the severity of and the actions required to contain COVID-19 or remedy its impact.

Going concern

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared on the assumption that the Company will be able to continue operating as a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. The Company has a history of losses and negative cash flows from operating activities, and as at June 30, 2021, the Company had a working capital deficiency of $154,115 (December 31, 2020 - $1,746,818) and an accumulated deficit of $55,871,506 (December 31, 2020 - $30,078,630). These circumstances represent a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of going concern assumption.

The Company anticipates that it will continue to actively pursue growth opportunities through acquisitions, the expansion of clinic locations and through new product development in order to drive revenue and generate positive cash flows from operations. The ability of the Company to continue operating as a going concern is dependent on its ability to raise sufficient additional funds to finance development activities and/or its ability to achieve profitable operations and positive cash flows from operations. There is no certainty management’s plans described above will be successful or that sufficient financing will be available on terms acceptable to the Company.

These consolidated financial statements do not reflect adjustments (if any) to the recorded amounts and classification of assets and liabilities, which could be necessary if the use of the going concern assumption is ultimately determined to be inappropriate. Such adjustments, if any, could be material.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

2.    BASIS OF PREPARATION

a)
Statement of compliance

These consolidated financial statements were approved by the Board of Directors and authorized for issue on August 30, 2021.

These consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2020, 2019, and 2018 (“annual financial statements”).

The Company has reclassified certain items on the comparative consolidated statements of loss and comprehensive loss and consolidated statements of cash flows to improve clarity.

b)
Basis of presentation

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below.

c)
Functional and presentation currency

The consolidated financial statements are presented in United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries, except for Lawrence Park Health and Wellness Clinic Inc., 11000900 Canada Inc. and Kai Medical Canada Corp, Medi-Collective Corp, and Medi-Collective: Brown’s Line FHO Inc., for which Canadian dollars is the functional currency. References to C$ are to Canadian dollars.

d)
Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

2.
BASIS OF PREPARATION (continued)

These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

Name of subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
S.M.A.A.R.T. Holdings Inc.	USA	100%	USD	Holding company
Empower Healthcare Corp.	Canada	100%	USD	Holding company
Empower Healthcare Corp.	USA	100%	USD	Clinic operations
SMAART, Inc.	USA	100%	USD	Holding company
The Hemp and Cannabis Co. (1)	USA	100%	USD	Holding company
THCF Access Point (1)	USA	100%	USD	Holding company
Empower Healthcare Assets Inc.(8)	USA	100%	USD	Holding company
Sun Valley Heath Holdings, LLC (2)	USA	100%	USD	Holding company
Sun Valley Health Franchising, LLC (2)	USA	100%	USD	Clinic operations
Sun Valley Health, LLC (2)	USA	100%	USD	Clinic operations
Sun Valley Health West, LLC (2)	USA	100%	USD	Clinic operations
Sun Valley Health Tucson, LLC (2)	USA	100%	USD	Clinic operations
Sun Valley Health Mesa, LLC (2)	USA	100%	USD	Clinic operations
Sun Valley Alternative Health Centres NV, LLC (2)	USA	100%	USD	Clinic operations
Kai Medical Laboratory, LLC (3)	USA	100%	USD	Clinic operations
Lawrence Park Health and Wellness Clinic Inc. (4)	Canada	100%	CAD	Clinic operations
11000900 Canada Inc. (4)	Canada	100%	CAD	Clinic operations
Medi Collective Corp. (5)	Canada	100%	CAD	Clinic operations
Kai Medical Canada Corp. (6)	Canada	100%	CAD	Clinic operations
Medi-Collective: Brown’s Line FHO Inc. (7)	Canada	100%	CAD	Clinic operations

(1)
The Hemp and Cannabis Co. and THCF Access Point have been inactive since 2018.
(2)
Acquired as part of the Sun Valley acquisition on April 30, 2019. Results of operations have been presented as discontinued operations in these interim condensed consolidated financial statements (note 6).
(3)
Kai Medical Laboratory, LLC was acquired on October 5, 2020 (note 4).
(4)
Lawrence Park Health and Wellness Clinic Inc. and 11000900 Canada Inc. were acquired on December 31, 2020 (note 5).
(5)
Medi Collective Corp. was incorporated on May 12, 2021.
(6)
Kai Medical Canada Corp. was incorporated on June 17, 2021.
(7)
Medi-Collective: Brown’s Line FHO Inc. was incorporated on June 17, 2021.
(8)
Empower Healthcare Assets Inc. was incorporated in the state of Delaware on April 16, 2019.

3.    SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these financial statements are consistent with those applied and disclosed in note 3 to the annual consolidated financial statements except for the following:

Significant estimates and assumptions

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain.

Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The significant judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 3 of the annual financial statements.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

4.   ACQUISITION OF KAI MEDICAL

On October 5, 2020, the Company acquired 100% of the membership interest of Kai Medical Laboratory, LLC (“Kai Medical”), for consideration with a fair value of $20,050 comprised of 500,000 stock options with a fair value of $10,025 and 500,000 warrants with a fair value of $10,025. The options and warrants are exercisable at a price of $0.04 (C$0.05) and expire on October 5, 2023. The options and warrants were valued using a Black-Scholes option pricing model with the following assumptions: three year expected life, risk free rate of 0.23%, share price of $0.03 (C$0.04) and volatility of 119.32%.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations.

KAI Medical Laboratory operates a high-complexity CLIA and COLA accredited laboratory that provides reliable and accurate testing solutions to hospitals, medical clinics, pharmacies, and employer groups.

The following table summarizes the final purchase price allocation:

Assets Acquired	$
Cash	9,826
Accounts receivable	1,314
Prepaid	8,002
Property and equipment	1,422,819
Intangible asset	245,000
1,686,961

Liabilities Assumed
Accounts payable and accrued liabilities	406,528
Loan payable	1,139,577
Lease liability	294,669
Disaster loan	59,846
PPP loan	77,028
Net assets at fair value, as at October 5, 2020	(290,687)

Consideration
Fair value of 500,000 stock options issued	10,025
Fair value of 500,000 warrants issued	10,025
Total consideration	20,050

Goodwill	310,737

Accounts receivable had a fair value of $1,314 while gross contractual accounts receivable were $32,448 at the date of acquisition.

Property and equipment acquired included $294,669 of right-of-use assets.

The intangible asset is comprised of the laboratory certification license which was valued at replacement cost which approximates the costs incurred by Kai Medical to acquire the laboratory certification license.

The loan payable had a principal balance of $1,139,577, accrues interest at the prime rate plus 2% and matures on June 7, 2028. The prime rate as at October 5, 2020 was 3.25%. The loan payable’s fair value was determined to be equal to its carrying value as the loan is collateralized, the borrower did not breach any of the default provisions, and the lender is an unrelated third party.

The disaster loan had a principal balance of $150,000, accrues interest at 3.75% per annum and matures on June 24, 2040. The disaster loan was fair valued at $59,846 using a discount rate of 13.83%.

The PPP loan had a principal balance of $89,379, accrues interest at 1.00% per annum and matures on April 30, 2022. The PPP loan was fair valued at $77,028 using a discount rate of 16.63%.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

4.    ACQUISITION OF KAI MEDICAL (continued)

The lease liability represents four leases with a fair value of $294,669 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions:

	Lease 1	Lease 2	Lease 3	Lease 4
Remaining term (months)	20	5	55	55
Monthly payments	$3,050 to $3,250	$2,850	$2,554	$2,041
Incremental borrowing rate	5.5%	5.5%	5.5%	5.5%
Fair value on acquisition	$60,145	$14,039	$122,536	$97,949

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

5.   ACQUISITION OF LAWRENCE PARK & ATKINSON

On December 31, 2020, the Company acquired 100% ownership of Lawrence Park Health and Wellness Clinic Inc. (“Lawrence Park”) and 11000900 Canada Inc. (“Atkinson”, together “Lawrence Park & Atkinson” or “LP&A”). Lawrence Park & Atkinson operate para-medical clinics in the Greater Toronto Area of Ontario, Canada. The acquisition of these entities is considered one combined acquisition as the businesses carry on similar activities in Canada and are evaluated together as one business by management, so are considered one CGU from the Company’s perspective.

Consideration in the transaction had a fair value of $1,766,933 comprised of cash consideration of $215,991, cash payable of $58,907, up to 3,750,000 stock options with a fair value of $344,110 and share consideration with a fair value of $1,147,925. Share consideration consisted of the issuance of 2,564,102 common shares of the Company with a fair value of $0.2238 (C$0.2850) based on the stock price on December 31, 2020 and 2,564,102 common shares of the Company subject to voluntary trading restrictions imposed by a contract (and therefore no discount for lack of marketability) lasting through December 31, 2022 and having an average fair value of $0.2238 (C$0.2850) per share, which have the following escrow condition: 320,513 common shares to be released every three months commencing on March 31, 2021.

Pursuant to the terms of the acquisition of LP&A, the 3,750,000 stock options are subject to the following milestone issuance schedule:
●
Milestone 1 - 1/3 exercisable after 10 new clinics are opened within 18 months of the acquisition date
●
Milestone 2 - 1/3 exercisable after an additional 10 new clinics are opened
●
Milestone 3 - 1/3 exercisable after a further additional 10 new clinics are opened

The stock options will have a term of five years commencing on the date of issuance and become exercisable at a price equal to the greater of (a) the volume weighted average trading price ("VWAP") for the 10 trading days prior to the achievement of Milestone 1, and (b) the greater of the closing market prices of the Empower shares on (i) the trading day prior to the date of grant of the stock options; and (ii) in the event that the shares are not publicly traded, the fair value determined by an independent appraiser. The Company used the Black-Scholes option pricing model to determine the $344,110 fair value of the stock options with the following assumptions:

	Milestone 1	Milestone 2	Milestone 3
Milestone date	June 30, 2022	December 31, 2023	June 30, 2025
Years to maturity	4.00	4.75	5.50
Risk-free rate	0.190%	0.250%	0.480%
Exercise price	C$0.2850	C$0.2850	C$0.2850
Share price	C$0.2850	C$0.2850	C$0.2850
Volatility	108.1%	108.1%	108.1%
Fair value per option	C$0.2056	C$0.2173	C$0.2273
Probability	90%	50%	25%
Fair value per option tranche (1)	$181,634 (C$231,256)	$106,679 (C$135,824)	$55,797 (C$71,041)

(1)
Canadian dollar amount translated using December 31, 2020 foreign exchange rate of 0.7854

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

5.
ACQUISITION OF LAWRENCE PARK & ATKINSON (continued)

The following table summarizes the final purchase price allocation:

Assets Acquired	$
Cash and cash equivalents	38,521
Deposit	4,103
Intangible assets	58,907
Right-of-use assets	39,271
140,802

Liabilities Assumed
Accounts payable and accrued liabilities	54,396
Lease liability	45,595
Loans payable	45,287
Net assets at fair value, as at December 31, 2020	(4,476)

Consideration
Cash consideration	215,991
Cash consideration - withheld	58,907
Stock options	344,110
Share consideration	1,147,925
Total Consideration	1,766,933

Goodwill	1,771,409

The intangible assets are comprised of the trade name with a fair value of $43,198 and customer relationships with a fair value of $15,709. The fair value of the trade name was determined using the relief from royalty method and the fair value of the customer relationships was determined using a discounted cash flow analysis. The key assumptions used in the cash flow projection related to the trade name include: (1) a discount rate of 20.5%; (2) revenue growth rates of 3.1% - 35%; (3) royalty rate of 1%; (4) discount rate of 20.5% and (5) terminal revenue growth of 2% per year. The key assumptions used in the cash flow projection related to the customer relationships include (1) customer growth rate of 2%; (2) customer retention rates of 55% and discount rate of 22.5%.

The lease liability represents one lease with a fair value of $45,595 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments - 13; (2) rent payment - $3,631; and (3) incremental borrowing rate - 4.04%.

The loans payable balance at acquisition consists of two CEBA loans with a two-year term to maturity that have a fair value of $45,287. The fair value was determine using a discounted cash flow analysis with a discount rate of 10.2%.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

6.    DISCONTINUED OPERATIONS – SUN VALLEY

On July 21, 2021, the Company entered into a non-binding agreement for the sale of 100% of the Company’s interest in Sun Valley (note 23).

The total consideration to be received by the Company is valued at $1,000,000 and to be settled by the equivalent number of the Company’s common shares divided by the United States dollar equivalent (based on the Bank of Canada daily exchange rate) of the volume weighted average trading price of the Shares on the CSE for the 10 trading days ending on the date that is two business days prior to the date of closing of the acquisition.

The following table summarize the asset and liabilities classified as held for sale related to the discontinued operations of Sun Valley.

June 30, 2021
$
Cash	5,552
Accounts receivable	12,000
Prepaid	2,343
Property and equipment	95,126
Asset classified as held for sale	115,021

Accounts payable and accrued liabilities	(44,845)
Lease liability	(70,255)
Liabilities classified as held for sale	(115,100)

The discontinued operations include the income (losses) during the period for the three and six months ended June 30, 2021 and 2020.

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Total revenues	32,374	838,101	121,668	1,576,281
Total direct costs	2,101	222,348	3,786	444,607
	30,273	615,753	117,882	1,131,674

Operating expenses	163,968	434,031	475,445	823,920
Impairment of property and equipment	-	-	18,728	-
Legal and professional fees	9,838	21,091	14,654	23,860
Interest expense	3,391	4,217	5,816	9,011
Depreciation expense	20,187	51,068	60,114	101,691
Gain on lease termination	-	-	(4,471)	-
Net (loss) income from discontinued operations	(167,111)	105,346	(452,404)	173,192

The cash flow associated with the discontinued operations for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net (loss) income from discontinued operations	(167,111)	105,346	(452,404)	173,192

Depreciation expense	20,187	51,068	60,114	101,691
Operating expenses	-	-	18,728	-
Interest expense	3,391	4,217	5,816	9,011
Gain on lease termination	-	-	(4,471)	-
Net cash (used in) provided by discontinued operations	(143,533)	160,631	(372,217)	283,894

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

7.    ACCOUNTS RECEIVABLE

The Company had the following in accounts receivable at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
	$	$
Trade receivables, net	255,569	245,891
GST receivable	136,443	18,975
	392,012	264,866

The Company estimates a provision for lifetime expected credit losses for receivables aged greater than 91 days. As at June 30, 2021, the Company had $nil (December 31, 2020 - $nil) recorded as a provision for expected credit losses.

8.   PROPERTY AND EQUIPMENT

A continuity of property and equipment is as follows:

	Right-of-use assets	Furniture and equipment	Leasehold improvements	Testing equipment	Asset under Construction	Total
	$	$	$	$	$	$
Cost
Balance, December 31, 2019	857,083	36,780	91,858	-	-	985,721
Acquisition of Kai Medical	294,669	114,000	86,000	928,149	-	1,422,818
Acquisition of LP&A	39,271	-	-	-	-	39,271
Additions	-	3,495	-	-	-	3,495
Disposals	(402,533)	-	-	-	-	(402,533)
Balance, December 31, 2020	788,490	154,275	177,858	928,149	-	2,048,772
Additions	729,378	17,127	72,402	-	656,384	1,475,291
Disposals	(209,070)	(15,180)	(32,086)	-	-	(256,336)
Foreign exchange gain	1,071	99	-	-	-	1,170
Transferred to assets held for sale	(296,657)	(37,593)	(108,760)	-	-	(443,010)
Balance, June 30, 2021	1,013,212	118,728	109,414	928,149	656,384	2,825,887

Accumulated depreciation
Balance, December 31, 2019	(147,195)	(7,179)	(33,924)	-	-	(188,298)
Depreciation	(222,910)	(35,776)	(40,881)	(29,005)	-	(328,572)
Disposals	58,145	-	-	-	-	58,145
Balance, December 31, 2020	(311,960)	(42,955)	(74,805)	(29,005)	-	(458,725)
Depreciation	(136,501)	(54,248)	(35,191)	(58,009)	-	(283,949)
Disposals	110,737	15,180	32,086	-	-	158,003
Transferred to assets held for sale	232,308	27,717	87,859	-	-	347,884
Balance, June 30, 2021	(105,416)	(54,306)	9,949	(87,014)	-	(236,787)

Carrying amount
Balance, December 31, 2020	476,530	111,320	103,053	899,144	-	1,590,047
Balance, June 30, 2021	907,796	64,422	119,363	841,135	656,384	2,589,100

As a result of the closure of Sun Valley clinics during the six months ended June 30, 2021, the Company disposed of right of use assets with cost of $134,887 and accumulated depreciation of $81,662. Sun Valley clinic closures also resulted in disposals in furniture and equipment and leasehold improvements for the six months ended June 30, 2021 with cost of $47,266 and accumulated depreciation of $28,538.

As a result of the non-binding agreement entered into on July 21, 2021 for the sale of 100% of the Company’s interest in Sun Valley (note 6 and 23), the Company transferred right of use assets with cost of $296,657 and accumulated depreciation of $232,308, furniture and equipment with cost of $37,593 and accumulated depreciation of $27,717 and leasehold improvements with cost of $108,760 and accumulated depreciation of $87,859 to assets held for sale.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

8.    PROPERTY AND EQUIPMENT (continued)

On April 1, 2021, the Company amended the terms of its lease agreement for the Kai Medical testing laboratory. As a result of the amendment, the Company derecognized the right-of-use asset with cost of $74,183 and accumulated depreciation of $29,075; these amounts are included in disposals of right-of-use assets. The Company recorded the right-of-use asset for the amended lease term and payments discounted at a rate of 6% per annum in the amount of $511,951.

Additions to right-of-use assets includes $217,427 for a lease entered into on May 15, 2021, which represents the future lease payments discounted at a rate of 6% per annum.

During the year ended December 31, 2020, the Company defaulted on the right-of-use CBD extraction facility and as a result, derecognized the right of use asset with a cost of $402,533 and accumulated depreciation of $58,145. The Company recognized a gain on lease termination of $14,049. Included in accounts payable and accrued liabilities is $15,533 in accrued unpaid rent for three months where the Company still had possession of the facility.

9.    INTANGIBLE ASSETS

A continuity of intangible assets for the year ended December 31, 2020 and the six months ended June 30, 2021 is as follows:

	Patient records	Brands, trademarks, licenses and domain names	Management software	Software	Total
	$	$	$	$	$
Cost
Balance, December 31, 2019	389,580	263,695	51,100	-	704,375
Additions	-	-	-	138,855	138,855
Acquisition of Kai Medical	-	245,000	-	-	245,000
Acquisition of LP&A	58,907	-	-	-	58,907
Impairment	(69,724)	(131,996)	-	(138,855)	(340,575)
Balance, December 31, 2020	378,763	376,699	51,100	-	806,562
Foreign exchange gain	1,446	-	-	-	1,446
Balance, June 30, 2021	380,209	376,699	51,100	-	808,008

Accumulated amortization
Balance, December 31, 2019	(299,935)	(98,700)	(51,100)	-	(449,735)
Amortization	(19,921)	(32,999)	-	-	(52,920)
Balance, December 31, 2020	(319,856)	(131,699)	(51,100)	-	(502,655)
Amortization	(5,891)	(24,500)	-	-	(30,391)
Balance, June 30, 2021	(325,747)	(156,199)	(51,100)	-	(533,046)

Carrying amount
Balance, December 31, 2020	58,907	245,000	-	-	303,907
Balance, June 30, 2021	54,462	220,500	-	-	274,962

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2021	December 31, 2020
	$	$
Trade payables and accrued liabilities (note 18)	1,981,599	1,920,840
Payroll liabilities	1,480,176	1,521,885
	3,461,775	3,442,725

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

11.  LOANS PAYABLE

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	2,132,227	761,711
Acquisition of Kai Medical	-	1,276,449
Acquisition of Lawrence Park	-	27,172
Acquisition of 11000900 Canada Ltd.	-	18,115
CEBA loan	-	31,417
PPP loan addition	49,942	-
Accretion expense	10,610	1,345
Interest expense	19,067	60,397
Repayment	(910,604)	(44,379)
Unrealized foreign exchange loss	4,495	-
Balance, end of period	1,305,737	2,132,227
Less: Current portion of loans payable	122,669	992,070
Non-current portion of loans payable	1,183,068	1,140,157

Loans payable as at December 31, 2019 consisted only of a loan with Bayview Equities Ltd. (the “Secured Party”) with a principal amount of $550,000. The balance as at December 31, 2019 and December 2018 reflects the principal plus accrued interest to date. The loan bears interest at 6% per annum and is due upon demand. The loan is secured by a grant to the Secured Party of a security interest in all the assets of EHC. On January 11, 2021, the Company repaid the principal and accrued interest of $258,293 totalling $808,293.

On May 27, 2020, the Company received a Canada Emergency Business Account (“CEBA”) loan in the amount of $31,417 (C$40,000). The loan is interest free until January 1, 2023, at which time accrues interest at a rate of 5% per annum, payable monthly on the last day of each month. The loan has a possibility of forgiveness of 33% if it is repaid on or before December 31, 2022.

On October 5, 2020, through the acquisition of Kai Medical, the Company assumed three secured loans with a total fair value of $1,276,449 (note 4). The total accretion expense and interest expense applicable to the Kai loans payable was $7,399 and $18,293, respectively (year ended December 31, 2020 - $13,284 and $1,345, respectively).

On December 31, 2020, through the acquisition of LP&A, the Company assumed two CEBA loans with a fair value of $27,172 (C$34,595) and $18,115 (C$23,064) and amounts due at maturity of C$60,000 and C$40,000, respectively. The loans are interest free until January 1, 2023, at which time interest accrues at a rate of 5% per annum, payable monthly on the last day of each month. The loans have a possibility of forgiveness of 33% of each loan if they are repaid on or before December 31, 2022. The loans were discounted using an annual rate of 3.21% and the fair value reflects an estimate that the amount will be repaid prior to December 31, 2022. Accretion expense recorded on these loans for the three and six months ended June 30, 2021 was $2,351.

On March 31, 2021, through its subsidiary Kai Medical, the Company entered into a loan agreement for $86,378 with the US Small Business Administration issued under the CARES Act program: “Paycheck Protection Program” (the “PPP loan”). The loan bears interest at 1% per annum and matures on March 31, 2026. The loan was discounted at an estimated market rate of 16.63% recorded at its present value of $49,942. As a result, $36,436 was recorded as government grant income and is included in other income for the three and six months ended June 30, 2021. Accretion expense and interest expense recorded on this loan for the three and six months ended June 30, 2021 was $860 and $144, respectively.

During the six months ended June 30, 2021, the Company made scheduled payments on loans payable of $102,311 (2020 - $nil)

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

12.  NOTES PAYABLE

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	708,361	969,891
Settled in shares (a)(b)	-	(148,745)
Repayment (b)(c)	(553,324)	(197,862)
Realized foreign exchange (gain) loss	(1,524)	4,918
Unrealized foreign exchange loss	3,786	6,304
Accretion expense	-	13,110
Interest expense	9,503	60,745
Balance, end of period	166,802	708,361
Less: Current portion of notes payable	166,802	708,361
Non-current portion of notes payable	-	-

a)
On April 30, 2019, the Company issued a promissory note payable in the amount of $125,000. The promissory note was due July 31, 2019 and bears interest at a rate of 4% per annum. The Company was in default and extended the maturity date to August 31, 2020. The default resulted in a penalty of $15,000 if the loan was not repaid in full by July 31, 2019 and an additional $15,000 if the loan was not paid in full by August 31, 2019. On July 15, 2020, the Company settled the promissory note in 4,100,634 units in the private placement on the same date. The note had a carrying amount of $148,745 which represented the principal plus interest and $30,000 of late payment penalties. The Company recorded a loss on debt settlement of $2,380 which is included in general and administrative expense.

b)
On October 1, 2019, the Company issued a promissory note payable in the amount of $188,765 (C$250,000). The promissory note payable was due April 1, 2020, and bears interest at 10% per annum. Pursuant to the issuance of the note payable the Company incurred transaction costs including an administrative charge of $18,876 (C$25,000) and an obligation to issue 150,000 common shares of the Company with a fair value of $6,811 which was been recorded as shares to be issued on the consolidated statements of changes in equity. The note payable has been recognized at amortized cost of $163,093 (C$216,000). On May 20, 2020, the Company issued a total of 844,444 common shares of which 694,444 were to settle an administrative charge of $18,876 (C$25,000) and the remaining 150,000 common shares were to settle the obligation to issue shares. The Company repaid the principal of $250,000 on December 11, 2020. As at December 31, 2020, the Company had a balance owing of $22,944 for accrued interest. The interest was repaid on January 11, 2021.

c)
On February 23, 2021, the Company repaid a promissory note with a principal of $437,985 and accrued interest of $92,395.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

13.  LEASE LIABILITY

	Empower clinics	Sun Valley clinics	CBD extraction facility	Kai Medical	Lawrence Park & Atkinson	Medi-Collective	Total
	$	$	$	$	$	$	$
Balance, December 31, 2019	14,761	332,150	387,985	-	-	-	734,896
Acquisition of Kai Medical	-	-	-	294,669	-	-	294,669
Acquisition of LP&A	-	-	-	-	45,595	-	45,595
Interest expense	568	15,669	11,103	3,969	-	-	31,309
Payments	(12,270)	(173,139)	(15,405)	(25,586)	-	-	(226,400)
Termination of leases	-	-	(383,683)	-	-	-	(383,683)
Balance, December 31, 2020	3,059	174,680	-	273,052	45,595	-	496,386
Addition				511,951	-	217,427	729,378
Interest expense	31	3,610	-	14,540	1,134	2,173	21,488
Payments	(3,090)	(50,339)	-	(64,003)	(22,246)	(3,963)	(143,641)
Termination of leases	-	(57,696)	-	(46,260)	-	-	(103,956)
Lease liabilities classified as held for sale	-	(70,255)	-	-	-	-	(70,255)
Foreign exchange		-		-	1,116	-	1,116
Balance, June 30, 2021	-	-	-	689,280	25,599	215,637	930,516
Less: current portion of lease liability	-	-	-	103,646	25,599	38,873	168,118
Lease liability	-	-	-	585,634	-	176,764	762,398

On April 1, 2021, the Company amended the terms of its lease agreement for the Kai Medical testing laboratory to extend the term to August 31, 2027 and doubled the space that it occupied. As a result of the amendment, the Company disposed of right-of-use assets with cost of $74,183 and accumulated depreciation of $29,075 and extinguished the lease liability with a carrying amount of $46,260. The Company recorded a gain on extinguishment of $1,152. The lease liability were re-measured to be $511,951 on the modification date by discounting the amended future lease payments at a rate of 6% per annum.

As a result of the closure of Sun Valley clinics during the six months ended June 30, 2021, the Company disposed of right of use assets with cost of $134,887 and accumulated depreciation of $81,662 and extinguished the lease liability with a carrying amount of $57,696. The Company recorded a gain on extinguishment of $4,471 which has been included in net loss from discontinued operations.

On May 15, 2021 the Company entered into a new lease agreement for its subsidiary Medi-Collective: Brown’s Line FHO Inc. The Company recorded a lease liability of $217,427, which represents the future lease payments discounted at a rate of 6% per annum.

The Company defaulted on the right-of-use CBD extraction facility and as a result, derecognized the right-of-use asset associated with the CBD extraction facility (note 8). As a result, the Company extinguished the associated lease liability of $383,683.

During the six months ended June 30, 2021, the Company recognized an expense of $24,753 (June 30, 2020 - $31,662) with respect to short-term and low value leases.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

14.  WARRANT LIABILITY

The warrants are classified as a financial instrument under the principles of IFRS 9, as the exercise price is in Canadian dollars while the functional currency of the Company is the US dollar. Accordingly, warrants are remeasured to fair value at each reporting date with the change in fair value charged to change in fair value of warrant liability in the consolidated statement of loss and comprehensive loss.

	Weighted average Exercise Price	Warrants	Warrant Liability
	(C$)	#	$
As at December 31, 2019		46,257,289	106,312
Issued	$C0.12	69,400,524	1,061,738
Exercised	$C0.13	(49,800,176)	(5,341,149)
Expired	$C0.39	(11,642,185)	-
Loss on change in fair value of warrant liability			11,886,796
As at December 31, 2020		54,215,452	7,713,697
Issued	$C0.12	2,110,000	116,761
Exercised	$C0.13	(42,725,547)	(24,746,846)
Expired	$C0.16	(290,000)	-
Loss on change in fair value of warrant liability			22,842,813
As at June 30, 2021		13,309,905	5,926,425
Less: Current portion of warrant liability			1,737,026
Non-current portion of warrant liability			4,189,399

On March 8, 2021, pursuant to the exercise of 1,760,000 agent purchase warrants, the Company issued 1,760,000 share purchase warrants for $0.04 (C$0.05) per agent purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share and expire on November 9, 2022. The purchase warrants were valued at $116,761 using the Black-Scholes option pricing model with the following assumptions: a 1.67 year expected average life, share price of $0.69 (C$0.87); 100% volatility; risk-free interest rate of 0.29%; and an expected dividend yield of 0%. The fair value of these purchase warrants was recorded to warrant liability.

Included in warrants issued and exercised is 350,000 warrants resulting from the reinstatement of expired warrants for certain holders which were immediately exercised. There was no profit or loss associated with the warrants as the derivative component had a fair value of $nil as a result of a zero-term expected life.

The following table summarizes the warrants outstanding and exercisable as at June 30, 2021:

Expiry date	Number of warrants	Weighted average exercise price ($C)	Weighted average remaining life (in years)
September 13, 2021	2,696	$0.16	0.21
September 20, 2021	1,412	$0.16	0.22
April 8, 2022	1,158,017	$0.16	0.77
April 16, 2022	2,525,000	$0.10	0.79
July 15, 2022	1,416,700	$0.12	1.04
September 9, 2022	3,746,080	$0.31	1.19
November 9, 2022	3,960,000	$0.12	1.36
October 5, 2023	500,000	$0.05	2.27
	13,309,905	$0.17	1.16

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

15.  CONVERTIBLE NOTES PAYABLE

	June 30,	December 31,	December 31,
	2021	2020	2018
	$	$	$
Balance, beginning of period	200,530	192,717	-
Issue of notes payable	-	-	188,893
Unrealized foreign exchange (gain) loss	5,461	3,971	3,596
Interest expense	2,008	3,842	228
Balance, end of period	207,999	200,530	192,717

On December 9, 2019, the Company issued a convertible promissory note payable in the amount of $188,893(C$250,000). The convertible promissory note payable is due December 9, 2021 and bears interest at 2% per annum. The convertible promissory note is convertible at a share price equal to the closing share price on the date prior to conversion for total shares equal to the face value of the note divided by the closing share price. As the settlement is fixed at the face value of the obligation, the Company has determined that the conversion option has $nil value.

16.  EQUITY

a)
Authorized share capital

Unlimited number of common shares without nominal or par value. At June 30, 2021, there were 333,402,506 issued and outstanding common shares (December 31, 2020 - 283,811,903). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)
Issued - common shares

During the six months ended June 30, 2021, the Company completed the following transactions:

Shares issued for services

i.
On February 26, 2021, the Company issued 1,207,206 common shares for $0.05 (C$0.06) per common share for total fair value consideration of $59,598 (C$75,600) for marketing services.

ii.
On June 11, 2021, the Company issued 13,204 common shares for $0.47 (C$0.57) per common share for total fair value consideration of $6,174 (C$7,500) for marketing services.

Exercise of options

iii.
3,464,666 stock options with a weighted average exercise price of $0.06 (C$0.08) were exercised for proceeds of $205,559 (C$25,406) resulting in the issuance of 3,464,666 common shares. Upon exercise, $91,837 was transferred from contributed surplus to issued capital.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

16.  EQUITY (continued)

Exercise of warrants

iv.
During the six months ended June 30, 2021, the Company issued common shares as a result of warrant exercises as follows:

Issue date	Number of warrants exercise and shares issued	Weighted average exercise price ($C)	Weighted average exercise price	Cash received	Warrant liability transferred to share capital	Share capital
January 4, 2021	856,000	0.16	0.13	107,411	76,582	183,993
January 6, 2021	2,178,817	0.16	0.13	274,821	253,452	528,273
January 12, 2021	550,000	0.16	0.13	69,041	79,362	148,403
January 14, 2021	1,000,000	0.10	0.08	79,026	188,759	267,785
January 14, 2021	1,000,000	0.12	0.09	94,832	182,209	277,041
January 14, 2021	1,059,000	0.16	0.13	133,902	140,479	274,381
January 19, 2021	500,000	0.16	0.13	62,819	71,449	134,268
January 25, 2021	400,000	0.16	0.13	50,243	63,176	113,419
January 27, 2021	863,911	0.16	0.13	108,200	111,363	219,563
February 4, 2021	450,000	0.16	0.12	56,127	58,811	114,938
February 8, 2021	500,000	0.16	0.13	62,730	65,118	127,848
February 11, 2021	150,000	0.16	0.13	18,918	49,666	68,584
February 16, 2021	1,201,400	0.16	0.13	151,548	695,565	847,113
February 17, 2021	268,245	0.16	0.13	33,763	204,737	238,500
February 19, 2021	1,250,000	0.16	0.13	158,554	1,394,935	1,553,489
February 24, 2021	1,500,000	0.05	0.04	59,770	1,913,085	1,972,855
February 24, 2021	1,000,000	0.10	0.08	79,694	1,235,875	1,315,569
February 24, 2021	200,000	0.12	0.10	19,127	244,251	263,378
February 24, 2021	1,369,864	0.16	0.13	174,672	1,626,802	1,801,474
February 26, 2021	2,500,000	0.12	0.09	236,500	2,117,056	2,353,556
February 26, 2021	211,179	0.16	0.13	26,637	171,488	198,125
March 2, 2021	500,000	0.10	0.08	39,601	357,139	396,740
March 2, 2021	2,000,000	0.12	0.10	190,084	1,407,808	1,597,892
March 8, 2021	7,000,000	0.12	0.09	663,507	4,203,738	4,867,245
March 8, 2021	225,000	0.16	0.13	28,436	126,190	154,626
March 10, 2021	10,750,000	0.12	0.09	1,020,815	5,963,892	6,984,707
March 12, 2021	1,867,131	0.12	0.10	179,345	1,224,589	1,403,934
March 17, 2021	250,000	0.12	0.10	24,067	160,329	184,396
April 5, 2021	150,000	0.16	0.13	19,162	-	19,162
April 5, 2021	300,000	0.12	0.10	28,743	147,856	176,599
April 30, 2021	175,000	0.10	0.08	14,245	-	14,245
May 20, 2021	250,000	0.12	0.10	24,855	100,054	124,909
June 23, 2021	150,000	0.12	0.10	14,650	67,161	81,811
June 24, 2021	100,000	0.12	0.10	9,742	43,870	53,612
Total	42,725,547	0.13	0.10	4,315,587	24,746,846	29,062,433

v.
420,000 agent purchase warrants with a weighted average exercise price of $0.12 (C$0.15) were exercised for proceeds of $48,347 (C$61,200) resulting in the issuance of 420,000 common shares. Upon exercise, $23,587 was transferred from warrant reserve to issued capital.

vi.
1,760,000 agent purchase warrants with an exercise price of $0.09 (C$0.12) were exercised for proceeds of $69,510 (C$88,000) resulting in the issuance of 1,760,000 common shares. Upon exercise, $57,051 was transferred from warrant reserve to warrant liability.

During the year ended December 31, 2020, the Company completed the following transactions:

Shares issued to former CEO

i.
On March 11, 2020, pursuant to the incorrect cancellation of common shares of the former CEO, the Company issued 651,875 common shares.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

16.  EQUITY (continued)

Shares issued on private placement

ii.
On April 16, 2020, pursuant to a private placement financing, the Company issued 16,325,000 units for $0.03 (C$0.04) per unit for gross proceeds of $462,400 (C$653,000) comprised of cash of $219,300 (C$313,000) and the settlement of accounts payable in the amount of $243,100 (C$340,000). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) per share for a period of twenty-four months following the closing date of the financing (note 13). Share issue costs included cash payments of $1,714 (C$2,400) ($1,026 of which was allocated to the warrant liability and recorded in the profit and loss) and the issuance of 60,000 share purchase warrants valued at $1,017 using the Black-Scholes option pricing model with the following assumptions: a two year expected average life, share price of $0.04 (C$0.05); 100% volatility; risk-free interest rate of 0.34%; and an expected dividend yield of 0%. Consideration of $276,809 was recorded to warrant liability and the residual amount of $185,590 was recorded to issued capital.

iii.
On July 15, 2020, pursuant to a private placement financing, the Company issued 14,417,334 units for $0.04 (C$0.05) per unit for gross proceeds of $532,280 (C$720,867) comprised of cash of $335,352 (C$454,167) and the settlement of accounts payable in the amount of $196,928 (C$266,700). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months following the closing date of the financing (note 13). Share issue costs included cash payments of $3,553 (C$4,800) ($1,518 of which was allocated to the warrant liability and recorded in the profit and loss) and the issuance of 96,000 share purchase warrants valued at $1,509 using the Black-Scholes option pricing model with the following assumptions: a two year expected average life, share price of $0.04 (C$0.06); 100% volatility; risk-free interest rate of 0.24%; and an expected dividend yield of 0%. Consideration of $227,402 was recorded to warrant liability and the residual amount of $304,878 was recorded to issued capital.

iv.
On October 27, 2020, pursuant to a private placement financing, the Company issued 1,500,000 units for $0.04 (C$0.05) per unit for gross proceeds of $56,974 (C$75,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months. Of gross proceeds, $32,956 was allocated to share capital and $24,698 was allocated to warrant liability.

v.
On November 9, 2020, pursuant to a private placement financing, the Company issued 23,067,131 units for $0.04 (C$0.05) per unit for gross proceeds of $889,250 (C$1,153,357). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months ($42,403 of share issuance costs which was allocated to the warrant liability and recorded in the profit and loss). Of gross proceeds, $506,801 was allocated to share capital and $382,449 was allocated to warrant liability.

Shares issued on debt settlement

vi.
On January 23, 2020, the Company issued 4,800,000 common shares for $0.03 (C$0.045) per common share for total fair value consideration of $164,346 (C$216,000) as settlement of accounts payable in the amount of $182,607 (C$240,000) resulting in a gain on debt settlement of $18,261.

vii.
On May 7, 2020, the Company issued 347,142 common shares for $0.06 (C$0.08) per common share for total fair value consideration of $19,812 (C$27,767) as settlement of accounts payable in the amount of $23,189 (C$32,500) resulting in a gain on debt settlement of $4,538.

viii.
On May 20, 2020, the Company issued 694,444 common shares for $0.05 (C$0.07) per common share for total fair value consideration of $34,992 (C$48,611) as settlement of accounts payable in the amount of $17,996 (C$25,000) resulting in a gain on debt settlement of $500.

Vesting of escrow shares

ix.
For the year ended December 31, 2020, the Company recognized $193,025 in connection with the vesting of escrow shares.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

16.  EQUITY (continued)

Shares issued for services

x.
On February 11, 2020, the Company issued 4,000,000 common shares for $0.03 (C$0.035) per common share for total fair value consideration of $190,110 (C$252,276) for marketing services.

xi.
On September 22, 2020, the Company issued 2,500,000 common shares for $0.03 (C$0.04) per common share for total fair value consideration of $135,529 (C$191,015) for marketing services.

xii.
On September 23, 2020, the Company issued 3,000,000 common shares for $0.03 (C$0.04) per common share for total fair value consideration of $161,715 (C$214,237) as settlement of accounts payable in the amount of $184,173 (C$244,103) resulting in a gain on debt settlement of $22,458.

Shares issued on conversion of debentures

xiii.
On April 2, 2020, pursuant to the conversion of convertible debentures with a face value of $268,554 (C$367,500) and accrued interest of $16,113 (C$22,050), the Company issued 3,541,366 common shares and 3,541,366 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $276,478. Consideration of $24,607 was recorded to warrant liability and the residual amount of $251,871 was recorded to issued capital.

xiv.
On April 8, 2020, pursuant to the conversion of convertible debentures with a face value of $147,691 (C$207,270) and accrued interest of $8,254 (C$11,584), the Company issued 1,989,588 common shares and 1,989,588 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $78,213. Consideration of $21,981 was recorded to warrant liability and the residual amount of $56,232 was recorded to issued capital.

xv.
On May 7, 2020, pursuant to the conversion of convertible debentures with a face value of $356,720 (C$500,000) and accrued interest of $42,180 (C$56,376), the Company issued 6,129,030 common shares and 6,129,030 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) for a period of one year following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $417,815. Consideration of $104,565 was recorded to warrant liability and the residual amount of $313,250 was recorded to issued capital.

Obligation to issue shares

xvi.
On May 20, 2020, pursuant to the issuance of a promissory note payable in the amount of $188,765 (C$250,000), the Company settled its obligation to issues 150,000 common shares.

Exercise of options

xvii.
On November 3, 2020, the CEO of the Company exercised 7,000,000 stock options with an exercise price of $0.11 (C$0.14) resulting in the issuance of 7,000,000 common shares. The proceeds of $745,531 (C$980,000) for the options were not received by December 31, 2020 and the Company recorded a share subscriptions receivable against the freely trading common shares.

xviii.
On December 8, 2020, 300,000 options with an exercise price of $0.04 (C$0.05) were exercised for proceeds of $11,718 (C$15,000) resulting in the issuance of 300,000 common shares. Upon exercise, $4,047 was transferred from contributed surplus to equity.

xix.
On December 14, 2020, 83,333 options with an exercise price of $0.08 (C$0.10) were exercised for proceeds of $6,527 (C$8,333) resulting in the issuance of 83,333 common shares. Upon exercise, $137 was transferred from contributed surplus to equity.

xx.
On December 21, 2020, 200,000 options with an exercise price of $0.20 (C$0.26) were exercised for proceeds of $40,416 (C$52,000) resulting in the issuance of 200,000 common shares. Upon exercise, $32,125 was transferred from contributed surplus to equity.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

16.  EQUITY (continued)

Exercise of warrants

During the year ended December 31, 2020, the Company issued common shares as a result of warrant exercises as follows:

Issue date	Number of warrants exercise and shares issued	Weighted average exercise price ($C)	Weighted average exercise price	Cash received	Warrant liability transferred to share capital	Share capital
December 8, 2020	1,000,000	0.12	0.0937	93,691	121,464	215,156
December 8, 2020	909,090	0.16	0.1249	113,565	97,647	211,212
December 9, 2020	9,125,000	0.10	0.0781	712,724	958,652	1,671,375
December 9, 2020	7,364,515	0.12	0.0937	690,262	675,387	1,365,648
December 9, 2020	5,512,264	0.16	0.1250	688,872	308,191	997,063
December 10, 2020	2,000,000	0.10	0.0785	157,060	267,897	424,957
December 10, 2020	4,736,634	0.12	0.0942	446,361	607,619	1,053,980
December 10, 2020	5,828,618	0.16	0.1256	732,353	484,975	1,217,328
December 10, 2020	431,075	0.19	0.1492	64,319	20,324	84,643
December 14, 2020	2,064,515	0.12	0.0941	194,201	407,762	601,963
December 14, 2020	2,192,728	0.16	0.1254	275,015	367,169	642,184
December 15, 2020	5,300,000	0.16	0.1258	666,562	672,239	1,338,801
December 17, 2020	2,063,637	0.16	0.1258	259,618	194,262	453,880
December 22, 2020	1,700,000	0.16	0.1240	210,722	187,746	398,468
December 28, 2020	61,950	0.16	0.1249	7,740	5,364	13,104
Total	50,290,026	0.13	0.1056	5,313,064	5,376,697	10,689,762

Acquisition of Lawrence Park & Atkinson

On December 31, 2020, as part of the consideration in the acquisition of Lawrence Park & Atkinson (note 5), the Company issued 5,128,204 common shares with a fair value of $1,147,925.

c)
Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share option transactions and the number of share options outstanding during the years ended December 31, 2020, 2019 and six months ended June 30, 2021 are summarized as follows:

	Number of share options	Weighted average exercise price ($C)
Outstanding, December 31, 2019	10,450,000	0.16
Granted	6,967,761	0.07
Exercised	(7,583,333)	0.14
Outstanding, December 31, 2020	9,834,428	0.08
Granted	2,061,364	0.42
Cancelled	(1,936,667)	(0.06)
Exercised	(3,464,666)	(0.07)
Outstanding, June 30, 2021	6,494,459	0.17
Exercisable, June 30, 2021	5,063,209	0.21

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

16.  EQUITY (continued)

Share options outstanding and exercisable at June 30, 2021, are as follows:

Exercise price (C$)	Weighted average life of options (years)	Number of options outstanding	Number of options exercisable
0.10	3.67	1,250,000	1,250,000
0.26	2.30	250,000	250,000
0.14	0.96	700,000	700,000
0.05	1.90	1,765,000	1,390,000
0.06	3.50	450,000	200,000
0.21	4.48	18,095	18,095
0.25	4.60	950,000	143,750
0.22	4.66	11,364	11,364
0.57	3.40	1,100,000	1,100,000
		6,494,459	5,063,209

The fair value of share options recognized as an expense during the three and six months ended June 30, 2021, was $169,572 and $605,558, respectively (2020 - $2,548 and $29,854, respectively). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the six months ended June 30, 2021 and 2020:

	June 30,	June 30,
	2021	2020
Risk-free interest rate	0.170%-0.30%	0.47%-1.57%
Expected life	5 years	3 years
Expected volatility	100%	100.0%
Forfeiture rate	0.00%	0.0%
Dividend rate	0.00%	0.0%

The risk-free rate of periods within the expected life of the share options is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

d)
Agent share purchase warrants

Agent share purchase warrant transactions and the number of agent share purchase warrants outstanding and exercisable during six months ended June 30, 2021 and year ended December 31, 2020 are summarized as follows:

	Number of agent share purchase warrants	Weighted average exercise price ($C)
Outstanding, December 31, 2019	1,504,818	0.24
Granted	1,916,000	0.12
Exercised	(489,850)	0.16
Expired	(627,068)	0.31
Outstanding, December 31, 2020	2,303,900	0.13
Expired	(123,900)	0.16
Exercised	(2,180,000)	0.12
Outstanding, June 30, 2021	-	-

In connection with agent share purchase warrants that expired in the six months ended June 30, 2021, $9,800 (June 30, 2020 - $80,280) was reclassified from warrant reserve to contributed surplus.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

17.
OPERATING EXPENSES

	Three months ended June 30		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries and benefits	334,243	123,640	681,537	268,371
Rent	(7,021)	(9,459)	24,753	(2,518)
Advertising and promotion	148,102	187,387	305,591	201,387
Telephone and internet	59,478	(6,906)	165,594	5,512
Penalties	-	-	11,048	-
Other	192,945	45,386	438,429	76,012
	727,747	340,048	1,626,952	548,764

18.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

	Six months ended June 30,
	2021	2020
	$	$
Vesting of escrow shares	-	95,874
Shares issued as settlement of convertible debentures payable	-	600,323
Shares issued as settlement of accounts payable	-	181,842
Shares issued for services	65,772	105,327
Shares issued to former CEO	-	15,239

Income tax payments for the six months ended June 30, 2021 were $nil (2020 - $nil). As at June 30, 2021, the Company has accrued $350,000 (December 31, 2020 - $350,000) in late tax filing penalties related to income taxes in the United States.

19.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)
Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The carrying values of cash, accounts receivable, prepaid expenses, inventory, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The Company has no assets or liabilities that would be categorized as Level 2 in the fair value hierarchy.

As at June 30, 2021 and December 31, 2020, there were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy above with the exception of the conversion feature liability and warrant liability, which are both Level 3 fair value measurements.

20.  RELATED PARTY TRANSACTIONS

The Company’s related parties include subsidiaries, associates, joint ventures, affiliated entities and key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the six months ended June 30, 2021 and 2020, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

20.  RELATED PARTY TRANSACTIONS (continued)

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation for the three and six months ended June 30, 2021 and 2020 includes:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
	$	$	$	$
Salaries and benefits	213,415	171,957	429,274	341,601
Share-based payments	112,889	2,548	346,375	10,418
Director’s fees	7,500	3,750	12,500	7,500
	333,804	178,255	788,149	359,519

Included in salaries and benefits for the three and six months ended June 30, 2021 is $nil and $nil, respectively (2020 - $34,028 and $68,056, respectively) related to common shares awarded to the CEO.

As at June 30, 2021, $156,344 (December 31, 2020 - $157,055) is due to the CEO for salaries and benefits. The amounts are unsecured and due on demand. As at June 30, 2021, $164,331 (December 31, 2020 - $53,914) is due to the Senior Vice Present Development and Director and his spouse for consideration related to the Sun Valley acquisition as well as salaries and benefits. As at June 30, 2021, $12,500 (December 31, 2020 - $nil) is due to a director of the Company for director fees.

As at June 30, 2021, share subscriptions receivable consists of $745,531 (C$980,000) due from the CEO for the exercise of 7,000,000 options at an exercise price of $0.11 (C$0.14). Share subscriptions receivable reduces shareholders’ equity. The share subscriptions receivable has no specified interest or terms of repayment.

21.  MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis. At June 30, 2021, the capital of the Company consists of consolidated deficit, notes payable, convertible notes payable, and loans payable, net of cash.

	June 30,	December 31,
	2021	2020
	$	$
Total shareholder’s deficiency	(1,342,772)	(5,490,401)
Notes payable	166,802	708,361
Convertible notes payable	207,999	200,530
Current portion of loans payable	122,669	992,070
Loans payable	1,183,068	1,140,157
	337,766	(2,449,283)
Less: Cash	(5,191,944)	(4,889,824)
	(4,854,178)	(7,339,107)

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. The Company is dependent on cash flows generated from its clinical operations and from external financing to fund its activities. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At June 30, 2021 and December 31, 2020, the Company was not subject to any externally imposed capital requirements.

EMPOWER CLINICS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
(in United States dollars, except where noted) - Unaudited

22.  COMMITMENTS

A summary of discounted liabilities and future operating commitments at June 30, 2021 are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
	$	$	$	$
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	3,461,775	3,461,775	-	-
Loans payable	1,305,737	122,669	258,495	924,573
Notes payable	166,802	166,802	-	-
Convertible notes payable	207,999	207,999	-	-
Lease payments	930,516	168,118	655,671	106,727
Total financial liabilities	6,072,829	4,127,363	914,165	1,031,301

23.  EVENTS AFTER THE REPORTING PERIOD

On July 21, 2021, the Company announced that it had entered into a non-binding agreement to sell its 100% ownership of Sun Valley the previous owners of Sun Valley for total consideration of $1,000,000 payable in securities of Empower. As at June 30, 2021, the assets and liabilities of Sun Valley have been classified as held for sale and the results of operations for the three and six months ended June 30, 2021 and 2020 have been classified as assets and liabilities held for sale (note 6).

On July 22, 2021, the Company issued 21,176 common shares with a fair value of $0.41 (C$0.51) per share for total consideration of $9,023 (C$11,340) for marketing services.

On July 30 ,2021, the Company completed the acquisition (Transaction) of all issued and outstanding shares of Medi+Sure Canada Inc. for a total purchase price of C$3,500,000. The consideration paid for the Transaction consist of:
●
Cash payment of C$1,250,000, of which C$250,000 are withheld for 12 months pending potential contingent liabilities;
●
4,582,483 common shares of the Company, of which 2,036,659 common shares are subjected to contractual restrictions, of which 12.5% of the common shares will be released on October 30, 2021, with 12.5% released every three months afterward.

On August 6, 2021, 125,000 options with an exercise price of $0.05 (C$0.06) were exercised for proceeds of $5,976 (C$7,500) resulting in the issuance of 120,000 common shares.